                                                          Page 1 of 14 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                  INDENET, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    45337P103
                      (CUSIP Number of Class of Securities)

                                  Andre A. Blay
                              38705 Seven Mile Road
                                    Suite 435
                             Livonia, Michigan 48152

                                 With copies to:

                               Bruce D. Birgbauer
                   Miller, Canfield, Paddock and Stone, P.L.C.
                         150 West Jefferson, Suite 2500
                             Detroit, Michigan 48226
                                 (313) 963-6420

                 (Name, address and telephone number of persons
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)

                                  JUNE 1, 1998
             (Date of Event which Requires Filing of this Statement)
-----------------------------------------------------------------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                                              Page 2 of 14 Pages


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 2 of 14 Pages
                            Exhibit Index on Page 11

                                                              Page 3 of 14 Pages

CUSIP No. 45337P103
                                      13D
________________________________________________________________________________
1.       NAME OF REPORTING PERSONS

         ANDRE A. BLAY

         I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY)
                                      N/A
________________________________________________________________________________
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]

________________________________________________________________________________
3.       SEC USE ONLY



________________________________________________________________________________
4.       SOURCE OF FUNDS

         PF


________________________________________________________________________________
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]

________________________________________________________________________________
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA

________________________________________________________________________________

                                            7.       SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                         695,833
OWNED BY EACH                               ____________________________________
REPORTING PERSON                            8.       SHARED VOTING POWER
WITH
                                                     0

                                            ____________________________________
                                            9.       SOLE DISPOSITIVE POWER

                                                     695,833
                                            ____________________________________
                                            10.      SHARED DISPOSITIVE POWER

                                                     0

________________________________________________________________________________
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         695,833

________________________________________________________________________________
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

________________________________________________________________________________
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.8%

________________________________________________________________________________
14.      TYPE OF REPORTING PERSON

         IN
________________________________________________________________________________

                                                              Page 4 of 14 Pages

CUSIP NO. 45337P103
                                      13D

________________________________________________________________________________
1.       NAME OF REPORTING PERSONS

         ANDRE A. BLAY LIVING TRUST

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                  ###-##-####
________________________________________________________________________________
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

________________________________________________________________________________
3.       SEC USE ONLY


________________________________________________________________________________
4.       SOURCE OF FUNDS

         PF & 00

________________________________________________________________________________
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]

________________________________________________________________________________
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         MICHIGAN

________________________________________________________________________________
                                            7.       SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                         535,899
OWNED BY EACH                               ____________________________________
REPORTING PERSON                            8.       SHARED VOTING POWER
WITH
                                                     0
                                            ____________________________________
                                            9.       SOLE DISPOSITIVE POWER

                                                     535,899
                                            ____________________________________
                                            10.      SHARED DISPOSITIVE POWER

                                                     0

________________________________________________________________________________
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         535,899

________________________________________________________________________________
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

________________________________________________________________________________
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.0%

________________________________________________________________________________
14.      TYPE OF REPORTING PERSON

         00
________________________________________________________________________________

                                                              Page 5 of 14 Pages

CUSIP NO. 45337P103
                                      13D

________________________________________________________________________________
1.       NAME OF REPORTING PERSONS

         ROBERT A. BLAY TRUST

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                   38-6845132
________________________________________________________________________________
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

________________________________________________________________________________
3.       SEC USE ONLY


________________________________________________________________________________
4.       SOURCE OF FUNDS

         PF

________________________________________________________________________________
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]

________________________________________________________________________________
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         MICHIGAN

________________________________________________________________________________
                                            7.       SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                         111,500
OWNED BY EACH                               ____________________________________
REPORTING PERSON                            8.       SHARED VOTING POWER
WITH
                                                     0
                                            ____________________________________
                                            9.       SOLE DISPOSITIVE POWER

                                                     111,500
                                            ____________________________________
                                            10.      SHARED DISPOSITIVE POWER

                                                     0

________________________________________________________________________________
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         111,500

________________________________________________________________________________
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.6%

________________________________________________________________________________
14.      TYPE OF REPORTING PERSON

         00
____________________________________________________________________________

                                                              Page 6 of 14 Pages

CUSIP NO. 45337P103
                                      13D

________________________________________________________________________________
1.       NAME OF REPORTING PERSONS

         ANDRE A. BLAY INDIVIDUAL RETIREMENT ACCOUNT

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                      N/A
________________________________________________________________________________
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

________________________________________________________________________________
3.       SEC USE ONLY


________________________________________________________________________________
4.       SOURCE OF FUNDS

         PF

________________________________________________________________________________
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]

________________________________________________________________________________
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA

________________________________________________________________________________
                                            7.       SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                         200,900
OWNED BY EACH                               ____________________________________
REPORTING PERSON                            8.       SHARED VOTING POWER
WITH
                                                     0
                                            ____________________________________
                                            9.       SOLE DISPOSITIVE POWER

                                                     200,900
                                            ____________________________________
                                            10.      SHARED DISPOSITIVE POWER

                                                     0

________________________________________________________________________________
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         200,900

________________________________________________________________________________
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

________________________________________________________________________________
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.1%

________________________________________________________________________________
14.      TYPE OF REPORTING PERSON

         00
________________________________________________________________________________
________________________________________________________________________________

                                                              Page 7 of 14 Pages

                                SCHEDULE 13D

     This statement on Schedule 13D (the "Schedule 13D") is filed on behalf of Andre A. Blay, the Andre A. Blay Living Trust U/A/D August 20, 1981 (the "Andre Blay Trust"), the Robert A. Blay Trust, U/A/D December 6, 1985 (the "Robert Blay Trust"), and the Robert A. Blay Individual Retirement Account (the "IRA Account")(collectively, the "Reporting Persons"). This Schedule 13D is filed on behalf of the Reporting Persons relative to transactions in the common stock, $.001 par value per share (the "Common Stock"), issued by IndeNet, Inc., a corporation organized under the laws of the State of Delaware (the "Issuer").

     This Schedule 13D does not include information with respect to the 13,600 shares of Common Stock in the Nancy Blay Individual Retirement Account, for which Nancy Blay, the spouse of Andre A. Blay, serves as the sole custodian. Andre A. Blay disclaims beneficial ownership of such shares pursuant to Rule 13d-4 of the Act.

     Pursuant to General Instruction C of Schedule 13D, the information called for by Items 2-6, inclusive, of Schedule 13D has been given with respect to Andre A. Blay, the sole trustee of the Andre Blay Trust and the Robert Blay Trust (collectively, the "Trusts").

ITEM 1.  SECURITY AND ISSUER.

Security:         Common Stock, $.001 par value per share
                  (CUSIP No. 45337P103)

Issuer:           IndeNet, Inc.
                  38705 Seven Mile Road, Suite 435
                  Livonia, Michigan 48152

ITEM 2.  IDENTITY AND BACKGROUND.

     Andre A. Blay is an individual, a citizen of the United States, the sole trustee of the Andre Blay Trust and the Robert Blay Trust, and the sole custodian of the IRA Account. He is also a director of the Issuer and the Chairman of the Board and the Chief Executive Officer of the Issuer. His business address is 38705 Seven Mile Road, Suite 435, Livonia, Michigan 48152.

     The Andre Blay Trust is a revocable living trust established by Andre A. Blay for estate planning purposes pursuant to the laws of the State of Michigan and a trust agreement dated as of August 20, 1981. Andre A. Blay is the sole trustee of the Andre Blay Trust. The business address of the Andre Blay Trust is 38705 Seven Mile Road, Suite 435, Livonia, Michigan 48152.

     The Robert Blay Trust is an irrevocable trust established by Robert A. Blay for estate planning purposes pursuant to the laws of the State of Michigan and a trust agreement dated as of December 6, 1985. Andre A. Blay is the sole trustee of the

                                                              Page 8 of 14 Pages

Robert Blay Trust. The business address of the Robert Blay Trust is 38705 Seven Mile Road, Suite 435, Livonia, Michigan 48152.

     The IRA Account is an individual retirement account administered solely by Andre A. Blay for his own benefit. The business address for the IRA Account is 38705 Seven Mile Road, Suite 435, Livonia, Michigan 48152.

     During the last five years, none of the Reporting Persons, the Trusts nor the trustee of the Trusts have been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that either resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state security laws or found a violation with respect to such laws. None of the Reporting Persons nor the trustees of the Trusts are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Except as indicated in the following paragraph of this Schedule 13D, all of the shares of Common Stock owned beneficially by the Reporting Persons and controlled by the trustees of the Trusts were acquired with personal funds of the Reporting Persons.

     Of the 535,899 shares of Common Stock beneficially owned by the Andre Blay Trust, 215,399 were acquired in connection with the acquisition by the Issuer of Starcom Television Services, Inc., a privately held company, on January 17, 1996 (the "Starcom Acquisition"). As consideration for the Starcom Acquisition, each share of common stock in Starcom was exchanged for approximately 446.116 shares of Common Stock and fractional shares were paid for in cash at a price of $4.00 per share.

     The respective number of shares and consideration used to purchase the shares of Common Stock reported herein as owned beneficially by the Reporting Persons are listed below:


                                               No. of Shares of                 Total
Reporting Person                               Common Stock                     Consideration (US$)
----------------                               ----------------                 -------------------
Andre A. Blay                                  695,833(1)                         425,000

Andre A. Blay Living Trust                     535,899(2)                       1,530,782

Robert A. Blay Trust                           111,500                            277,096

Andre A. Blay IRA Account                      200,900                            439,407

----------------------------

                                                              Page 9 of 14 Pages


(1) Includes options to acquire up to 495,833 shares of Common Stock, all of which are exercisable within 60 days.

(2) Of these, 215,399 were acquired in the Starcom Acquisition for Common Stock then valued at $861,596.


     Andre A. Blay, by virtue of his status as the sole trustee of both of the Trusts, may be deemed to own beneficially (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) the shares of Common Stock reported as owned beneficially by the Trusts.


ITEM 4.  PURPOSE OF TRANSACTION.

     The shares of Common Stock reported as beneficially owned by each of the Reporting Persons were acquired for purposes of investment and, with respect to certain of the share of Common Stock owned by the Andre Blay Trust, as a result of the Starcom Acquisition. Certain of the shares of Common Stock reported as beneficially owned by Andre A. Blay are based upon options he holds and may exercise within 60 days. If he chooses to exercise the options and acquire additional shares of Common Stock, Andre A. Blay would so acquire such shares for purposes of investment.

     By virtue of his individual ownership of Common Shares (including shares held in the IRA Account) and his capacity as the sole trustee of the Trusts, and assuming exercise of all options he holds which are exercisable within 60 days, Andre A. Blay controls the voting and dispositive power over approximately 8.3% of the shares of Common Stock of the Issuer outstanding after exercise of such options. Accordingly, Mr. Blay, as a practical matter, would be able to exercise significant influence over the composition of the Board of Directors of the Issuer.

     None of the Reporting Persons are (i) bound to any particular course of action or (ii) obligated to vote the shares of Common Stock acquired by them in any particular manner. None of the Reporting Persons has any present intention to acquire majority ownership of the Issuer.

                                *  *  *  *  *

     None of the Reporting Persons presently have any plans or proposals which relate to or would result in either (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction (such as a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer (including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of the Issuer); (e) any material change in the present capitalization or

                                                             Page 10 of 14 Pages

dividend policy of the Issuer; (f) any material change in the business or corporate structure of the Issuer; (g) any changes in the charter or bylaws (or instruments corresponding thereto) of the Issuer or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in this paragraph.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     THE NUMBER OF ISSUED AND OUTSTANDING SHARES OF COMMON STOCK UPON WHICH THE VARIOUS PERCENTAGES SET FORTH IN THIS STATEMENT ON SCHEDULE 13D ARE BASED DOES NOT INCLUDE ANY SHARES OF COMMON STOCK SUBJECT TO ANY OUTSTANDING OPTIONS.

     (a) Andre A. Blay is the beneficial owner of 1,048,299 shares of Common Stock, which constitutes approximately 5.8% of the 18,042,525 shares of Common Stock issued and outstanding as of June 1, 1998. The number of shares of Common Stock reported in this section (a) as owned beneficially by Mr. Blay includes
(1) all of the shares of Common Stock reported as owned beneficially by the Trusts, (2) all of the shares of Common Stock reported as owned directly by Andre A. Blay, and (3) all of the shares of Common Stock reported as owned by the IRA Account. The shares of Common Stock reported as owned beneficially by the Trusts have been attributed to Mr. Blay because he is the sole trustee of both of the Trusts, and the shares of Common Stock reported as beneficially by the IRA Account have been attributed to Mr. Blay because he is the sole custodian of the IRA Account.

     (b) Andre A. Blay has the power to vote, or to direct the voting of, all of the shares of Common Stock reported as owned beneficially by him in the response to subsection (a) of this Item 5.

     (c) Except as indicated in the following table, none of the Reporting Persons or the Trustees have personally effected any transactions in the Common Stock in the last 60 days. On the dates indicated in the following table, Andre
A. Blay individually acquired the number of the shares of Common Stock in the amount and for the purchase prices shown in such table by purchasing such shares in the open market:

                     Number of
Date of              Shares of                   Per Share Purchase                     Aggregate Purchase
Purchase             Common Stock                Price (US$)                            Price (US$)
--------             ------------                ------------------                     ------------------
4/9/98                5,000                      2.125                                  10,625

4/13/98              11,500                      2.125                                  24,438

4/23/98                 400                      2.1875                                    875

4/29/98              44,000                      2.25                                   99,000

                                                             Page 11 of 14 Pages



     (d) Andre A. Blay has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of Common Stock reported as owned beneficially by him in the response to subsection (a) of this Item 5.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among any of the persons and entities identified in Item 2 or any other persons or entities with respect to any securities of the Issuer (including but not limited to, transfer of voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies).

ITEM 7.     MATERIAL FILED AS EXHIBITS.

      Exhibit 1.    Joint Filing Agreement among the Reporting Persons.

                                                             Page 12 of 14 Pages

                                  SCHEDULE 13D
                                 SIGNATURE PAGE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: June 2, 1998                           /s/ Andre A. Blay
                                             -----------------------------------
                                             ANDRE A. BLAY, individually and as
                                             custodian of the Andre A. Blay IRA
                                             Account

                                             ANDRE A. BLAY LIVING TRUST


Date: June 2, 1998                           By /s/ Andre A. Blay
                                               ---------------------------------
                                               Andre A. Blay, as trustee under
                                               Agreement dated August 20, 1981


                                             ROBERT A. BLAY TRUST


Date: June 2, 1998                           By /s/ Andre A. Blay
                                               ---------------------------------
                                               Andre A. Blay, as trustee under
                                               Agreement dated December 6, 1985

                                                                       EXHIBIT 1

                                                             Page 13 of 14 Pages

                                  SCHEDULE 13D
                             JOINT FILING AGREEMENT
                             AND POWERS OF ATTORNEY


     THIS JOINT FILING AGREEMENT AND POWERS OF ATTORNEY (the "Agreement") made as of the 2nd day of June, 1998, by and among the persons and entitles identified on the attached Exhibit A.

                              W I T N E S S E T H:

     For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned, jointly and severally, hereby agree as follows: (i) that the statement on Schedule 13D dated June 2, 1998 and pertaining to, among other things, the common stock, $.001 par value per share, of IndeNet, Inc. (the "Statement") was filed on behalf of each and all of the undersigned; (ii) that until further notice, all subsequent amendments to the Statement are filed on behalf of each and all of the undersigned; (iii) that Andre A. Blay shall be the persons authorized to receive any notices and communications with respect to such Schedule 13D and any amendments thereto; and
(iv) that this Agreement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

     By executing this Agreement, each of the parties hereto do hereby severally constitute and appoint Andre A. Blay the true and lawful attorney and agent of each of them, with full power of substitution and re-substitution, for each of them and in the name, place and stead of each of them, in any and all capacities, to sign, execute and deliver any and all amendments to the Statement and to file the same, with all exhibits thereto and all other documents, with the Securities and Exchange Commission and any securities exchange, granting unto said attorney and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done, as fully to all intents and purposes as each of them might or could do in person, hereby ratifying and confirming all that said attorney and agent, or any substitute for said attorney and agents, may lawfully do or cause to be done by virtue hereof.

                                                             Page 14 of 14 Pages

                                    EXHIBIT A


     IN WITNESS WHEREOF, this Agreement has been executed by or on behalf of each of the undersigned as of the date set forth for each below.


Date: June 2, 1998                          /s/ Andre A. Blay
                                            ------------------------------------
                                            ANDRE A. BLAY, individually and as
                                            custodian of the Andre A. Blay IRA
                                            Account

                                            ANDRE A. BLAY LIVING TRUST


Date: June 2, 1998                          By  /s/ Andre A. Blay
                                               ---------------------------------
                                               Andre A. Blay, as trustee under
                                               Agreement dated August 20, 1981


                                            ROBERT A. BLAY TRUST


Date: June 2, 1998                          By  /s/ Andre A. Blay
                                               ---------------------------------
                                               Andre A. Blay, as trustee under
                                               Agreement dated December 6, 1985